EPSOM ASSET MANAGEMENT LTD.

CalciTech Ltd.
CP 261, 10 route de l’aeroport
1215 Geneva 15
Switzerland

25th February 2009

Dears Sirs,

Re: Credit Facility Agreement

I can confirm that upon completion of the debt restructuring agreed on 23rd February 2009, Epsom will increase the credit facility limit from $2.5 million to $3 million.  The effective interest rate on the balance drawn down will be reduced from 3.5% to 1.75%

If you require and further information, please do not hesitate to contact me.

Yours faithfully,
for and on behalf of Epsom Asset Management Ltd.

“David Craven”

David Craven
Director

Registered Office: Main Street, Charlestown, Nevis, West Indies

Administrative office: P.O. Box 254, 1215 Geneva 15, Switzerland
Tel. (+41) 22 7990800        Fax (+41) 22 7990801